Form 11-K

                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549





                            ANNUAL REPORT

                   Pursuant to Section 15(d) of the
                   Securities Exchange Act of 1934


              For the fiscal year ended December 31, 1998


                     Commission File Number 1-5828


                           SAVINGS PLAN OF
                   CARPENTER TECHNOLOGY CORPORATION
                       (Full title of the plan)


                   CARPENTER TECHNOLOGY CORPORATION
                (Name of issuer of the securities held
                         pursuant to the plan)




                           1047 N. Park Rd.
                 Wyomissing, Pennsylvania  19610-1339
                    (Address of principal executive
                         office of the issuer)




                               SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Carpenter Technology Corporation has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                SAVINGS PLAN OF
                                CARPENTER TECHNOLOGY CORPORATION
                                (Name of Plan)




Date   June 30, 1999         By   /s/ G. Walton Cottrell
    -------------------         -----------------------------------
                                G. Walton Cottrell
                                Senior Vice President - Finance and
                                Chief Financial Officer




Financial Statements and Exhibits


(a)     Financial Statements

        The financial statements filed as part of this report are listed in the Index to Financial Statements included herein.

(b)     Exhibits

        (1)     Consent of Independent Accountants





             CARPENTER TECHNOLOGY CORPORATION SAVINGS PLAN
                     INDEX TO FINANCIAL STATEMENTS

                        FORM 11-K ANNUAL REPORT

                                                                Form 11-K
                                                                  Pages
                                                                ---------

Report of Independent Accountants                                   5

Financial Statements:

        Statement of Net Assets Available for Plan Benefits
        December 31, 1998 and 1997
           -    Non-Participant Directed:
                Carpenter Technology Stock Fund
           -    Participant Directed:
                Carpenter Technology Stock Fund
                Fixed Income Fund, U.S. Government
                Money Market Fund, Balanced Fund,
                Equity Index Fund, Broad-Based Equity Fund,
                International Equity Fund, Mid-Cap Equity Fund,
                Intermediate Bond Fund and Participant Loans        6

        Statement of Changes in Net Assets Available for Plan
        Benefits for the years ended December 31, 1998 and 1997
           -    Non-Participant Directed:
                Carpenter Technology Stock Fund
           -    Participant Directed:
                Carpenter Technology Stock Fund
                Fixed Income Fund, U.S. Government Money
                Market Fund, Balanced Fund, Equity Index Fund,
                Broad-Based Equity Fund, International Equity
                Fund, Mid-Cap Equity Fund, Intermediate Bond
                Fund and Participant Loans                          7

        Notes to Financial Statements                             8-16

Supplemental Schedules:

        Assets Held for Investment as of December 31, 1998         17
        Schedule of Loans or Fixed Income Obligations as of
           December 31, 1998                                      18-23
        Reportable Transactions for the year ended
           December 31, 1998                                       24







                Report of Independent Accountants




To the Participants and Administrator of the Savings Plan of Carpenter Technology Corporation:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Savings Plan of Carpenter Technology Corporation at December 31, 1998 and 1997, and the changes in net assets available for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment, loans or fixed income obligations and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are additional information required by ERISA. These supplemental schedules are the responsibility of the plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


April 9, 1999



                        SAVINGS  PLAN  OF
                CARPENTER  TECHNOLOGY  CORPORATION


        STATEMENTS  OF  NET  ASSETS  AVAILABLE  FOR  BENEFITS
                as of December 31, 1998 and 1999
                      (dollars in thousands)



ASSETS                                      1998         1997
                                        --------     --------
Investments at fair value (Note 3):
  Commingled Trust Funds:
     Short-term Investment Fund         $ 10,095     $  5,616
     Fixed Income Fund                    55,751       58,185
     U.S. Government Money Market Fund     5,899        5,335
     Balanced Fund                         9,100        8,468
     Equity Index Fund                    31,698       23,673
     Broad-based Equity Fund             108,777       97,459
     International Equity Fund             1,823        1,374
     Mid-Cap Equity Fund                   5,050        3,013
     Intermediate Bond Fund                1,597        1,394
     Carpenter Technology Stock Fund      44,454       50,071
     Participant Loans                    12,106       11,208
                                        --------     --------
Total investments                        286,350      265,796

Receivables:
Investment income receivable                 381          381
Miscellaneous receivables                     64           23
                                        --------     --------
Total receivables                            445          404
                                        --------     --------
Total assets                             286,795      266,200
                                        --------     --------
LIABILITIES

Accrued administration expenses               48          862
                                        --------     --------
Total liabilities                             48          862
                                        --------     --------
Net assets available for benefits       $286,747     $265,338
                                        ========     ========




The accompanying notes are an integral part of these financial statements.




                           SAVINGS  PLAN  OF
                   CARPENTER  TECHNOLOGY  CORPORATION


        STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
              for the years ended December 31, 1998 and 1997
                         (dollars in thousands)



                                                          1998         1997
                                                      --------     --------
Additions to net assets attributed to:
Investment income:
   Net appreciation in fair value of investments      $ 11,127     $ 41,143
   Interest                                              5,580        5,829
   Dividends                                             2,908        2,550
                                                      --------     --------
                                                        19,615       49,522
                                                      --------     --------
Contributions:
   Salary deferral                                      11,774       11,056
   Participant                                           2,663        2,525
   Rollover                                                522          367
   Company basic                                         5,107        5,134
                                                      --------     --------
                                                        20,066       19,082
                                                      --------     --------
      Total additions                                   39,681       68,604
                                                      --------     --------

Deductions from net assets attributed to:
Benefits paid to participants                           17,461       12,624
Administrative expenses                                    811          985
                                                      --------     --------
      Total deductions                                  18,272       13,609
                                                      -------      --------
        Net increase                                    21,409       54,995

Net assets available for benefits:
        Beginning of year                              265,338      210,343
                                                      --------     --------
        End of year                                   $286,747     $265,338
                                                      ========     ========





The accompanying notes are an integral part of these financial statements.





                        SAVINGS  PLAN  OF
                CARPENTER  TECHNOLOGY  CORPORATION


                 NOTES  TO  FINANCIAL  STATEMENTS



1.      Description of Plan:
        --------------------
        The following description of the Savings Plan of Carpenter Technology Corporation (the Plan) provides only general information. A more comprehensive description of the Plan's provisions can be found in the Plan document, which is available to participants upon request from Carpenter Technology Corporation or any participating affiliate (collectively referred to as the "Company").

                General:
                --------
        The Plan is a profit-sharing and stock bonus plan which covers substantially all domestic employees of the Company in core Specialty Alloys Operations and Carpenter Specialty Wire Products, and all domestic employees of Carpenter Special Products Corporation. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

                Contributions:
                --------------
        Each year, participants may contribute up to 17 percent of pretax annual compensation (known as salary deferral contributions), and up to 17 percent of after-tax annual compensation (known as participant contributions), as defined in the Plan. Effective January 6, 1997, participants may also contribute amounts representing distributions from other qualified plans (known as rollover contributions). The Company contributes an amount equal to three percent of each employee's base pay, excluding profit sharing payments (known as company basic contributions). Contributions are subject to certain limitations.
        All contributions are funded with an independent trustee.

                Participant's Accounts:
                -----------------------
        Four accounts are maintained for each participant which are credited with contributions and Plan net earnings on funds invested within the respective accounts, as follows:

        - Long-term savings account - credited with company basic and salary deferral contributions, which are participant directed;

        - Thrift account - credited with participant contributions, which are participant directed;

        - Profit Sharing Account - credited with Company contributions prior to 1988, which were non-participant directed. No further contributions will be made to this account.

        - Rollover Account - credited with rollover contributions, which are participant directed.





                        SAVINGS  PLAN  OF
                CARPENTER  TECHNOLOGY  CORPORATION


            NOTES  TO  FINANCIAL  STATEMENTS, Continued



1.      Description of Plan, continued:
        -------------------------------
                Vesting:
                --------
        All contributions and Plan earnings thereon are 100 percent vested and nonforfeitable.

                Investment Funds:
                -----------------
        The Plan maintains nine investment funds. The International Equity Fund, Mid-Cap Equity Fund, and Intermediate Bond Fund were added to the Plan effective August 4, 1997. Each participant may designate separately the investment fund or funds in which the Long-Term Savings Account and Thrift Account are to be invested. The Profit Sharing Account may be invested only in the Carpenter Technology Stock Fund.
        A brief description of each investment fund is as follows:

        - Fixed Income Fund (Selection Fund for Employee Trusts of State Street Bank and Trust Company) - a fund invested primarily in guaranteed investment contracts, or similar insurance company or bank investments.

        - U.S. Government Money Market Fund (Short-term Fund for Government Securities of State Street Bank and Trust Company)
                - a fund invested in U.S. Government short-term money market obligations or securities.

        - Balanced Fund (American Balanced Fund) - a fund invested in a portfolio of securities including common and preferred stocks, corporate bonds, U.S. government securities, cash or cash equivalents.

        - Equity Index Fund (BZW Barclays' Equity Index Fund) - a fund invested primarily in common stocks of virtually all issues in the Standard and Poor's 500 Index.

        - Broad-based Equity Fund (Matrix Synthesis Fund for Employee Trusts of State Street Bank and Trust Company) - a fund invested in common stocks and other equity securities.

        - Carpenter Technology Stock Fund - a fund invested primarily in Company common stock.

        - International Equity Fund (Euro-Pacific Growth Fund) - a fund invested in securities outside the U.S.





                        SAVINGS  PLAN  OF
                CARPENTER  TECHNOLOGY  CORPORATION


            NOTES  TO  FINANCIAL  STATEMENTS, Continued



1.      Description of Plan, continued:
        -------------------------------
                Investment Funds, continued:
                ----------------------------
        - Mid-Cap Equity Fund (Putnam Vista Fund) - a fund invested primarily in the stocks of medium-sized companies.

        - Intermediate Bond Fund (Putnam Income Fund) - a fund invested primarily in fixed income securities, such as government debentures and corporate bonds.

                Participant Loans:
                ------------------
        Loans are available from the long-term savings account to participants who are active employees of the Company except for those who have not demonstrated an ability to repay the loan. Participants are subject to certain restrictions on their number of loans, amount and term of repayment. Interest is charged at the prime rate for commercial lenders at the time the loan is initiated, plus one percent. Loan repayments are required monthly, and payment in full is required at the time of the participant's separation.

                Benefits Paid to Participants:
                ------------------------------
        Benefits paid to participants include participant distributions, withdrawals and loan settlements. Participants are entitled to a lump sum distribution upon separation from service, occurrence of a permanent disability or after attainment of age 59-1/2. Upon separation, a participant may elect to defer such distribution, provided the account balance is at least $5,000 ($3,500 prior to January 1, 1998). The distribution of benefits to all separated participants must begin no later than the later of December 31 of the year in which the participant retires or attains age 70-1/2.
        Upon attainment of age 59-1/2, participants may make withdrawals from any account without limitation. Prior to age 59-1/2, the following order applies: 1) Thrift, profit sharing and rollover accounts, balance available at any time. 2) Long-term savings account, subject to certain hardship restrictions. Benefits paid to participants are in cash, except that distribution of accounts which consist of investments in the Carpenter Technology Stock Fund shall be made in shares of the Company's common stock or cash, at the participant's option.

                Administrative Expenses:
                ------------------------
        All fees directly related to the Plan are paid by the Plan.




                        SAVINGS  PLAN  OF
                CARPENTER  TECHNOLOGY  CORPORATION


            NOTES  TO  FINANCIAL  STATEMENTS, Continued



1.      Description of Plan, continued:
        -------------------------------
                Plan Termination:
                -----------------
        Although it has not expressed an intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and any contractual obligations. In the event of termination or partial termination of the Plan, or discontinuance of contributions by the Company, the rights of all participants to amounts credited to their accounts shall be nonforfeitable.

2.      Summary of Significant Accounting Policies:
        -------------------------------------------
        A. The financial statements of the Plan are prepared under the accrual method of accounting.

        B. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

        C. The investment in common stock of Carpenter Technology Corporation is stated at fair value based on the last reported sales price as quoted on the New York Stock Exchange. The investment in the other trust funds are stated at their fair value, based on the current market values of the underlying assets of the funds, or as determined by the trustee. Purchases and sales of investments are reflected on a trade-date basis. Gain or loss on sales of investments is based on average cost. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

        D.      Benefits are recorded when paid.

        E. The net appreciation (depreciation) in the fair value of investments in the statement of changes in net assets available for benefits consists of realized gains or losses and unrealized appreciation (depreciation) on investments.





                        SAVINGS  PLAN  OF
                CARPENTER  TECHNOLOGY  CORPORATION

            NOTES  TO  FINANCIAL  STATEMENTS, Continued




2.      Summary of Significant Accounting Policies, continued:
        ------------------------------------------------------
        F. Investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is reasonably possible that changes in these risks in the near term could materially affect the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

        G. Certain reclassifications of prior years' amounts have been made to conform with the current year's presentation.

3.      Investments:
        ------------
        Commingled trust fund investments represent units of participation in funds as follows:

                                                          Units of
                                                   Underlying Investments
                                                       at December 31
                                                     (units in thousands)
                    Title of Issue                     1998       1997
                    --------------                    ------     ------
                Short-Term Investment Fund            10,095      5,616

                Fixed Income Fund                     55,751     58,185

                U.S. Government Money Market Fund      5,899      5,335

                Balanced Fund                            577        540

                Equity Index Fund                        943        906

                Broad-Based Equity Fund                  674        741

                International Equity Fund                 64         53

                Mid-Cap Equity Fund                      386        254

                Intermediate Bond Fund                   231        196

        The Plan includes 1,309,886 shares of Carpenter Technology common stock at December 31, 1998 and 1,041,786 shares of Carpenter Technology common stock at December 31, 1997.




                        SAVINGS  PLAN  OF
                CARPENTER  TECHNOLOGY  CORPORATION

             NOTES  TO  FINANCIAL  STATEMENTS, Continued



4.      Tax Status:
        -----------
        The Internal Revenue Service has determined and informed the Company by letter dated June 7, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

        Participants are not subject to federal income tax on contributions by the Company, including salary deferral contributions, made to their long-term savings account or their profit-sharing account until such amounts are withdrawn or distributed. The earnings and capital appreciation while the funds are held in trust will be exempt from taxation until withdrawn or distributed. Upon withdrawal or distribution, there will be varying tax consequences to the participants.

5.      Reconciliation of Financial Statements to Form 5500:
        ----------------------------------------------------

        The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                       Yr Ended   Yr Ended
                                                       12/31/98   12/31/97
                                                      ----------  ---------
                                                      (dollars in thousands)

        Net assets available for benefits per the
          financial statements                         $286,747   $265,338

        Amounts allocated to withdrawing participants      (342)      (114)
                                                      ----------  ---------
        Net assets available for benefits per the
          Form 5500                                    $286,405   $265,224
                                                      ==========  =========





                        SAVINGS  PLAN  OF
                CARPENTER  TECHNOLOGY  CORPORATION


            NOTES  TO  FINANCIAL  STATEMENTS, Continued



5.      Reconciliation of Financial Statements to Form 5500, continued:
        ---------------------------------------------------------------
        The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                         Yr Ended   Yr Ended
                                                         12/31/98   12/31/97
                                                         --------   --------
                                                        (dollars in thousands)

        Benefits paid to participants per the financial
          statements                                      $17,461    $12,624

        Add:  Amounts allocated to withdrawing
          participants at December 31, 1998                   342        114

        Less:  Amounts allocated to withdrawing
          participants at December 31, 1997                  (114)       (43)
                                                          --------   --------
        Benefits paid to participants per the Form 5500   $17,689    $12,695
                                                          ========   ========


        Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.




                SAVINGS  PLAN  OF  CARPENTER  TECHNOLOGY  CORPORATION
                      NOTES  TO  FINANCIAL  STATEMENTS, Continued

6.  Allocation of Changes in Assets Available for Benefits to Investment Funds:
    --------------------------------------------------------------------------

  (dollars in thousands)

                      Non-part.                                                                                   Non-part.
                      Directed   < - - - - - - -P a  r t i c i p a n t   D i r e c t e d - - - - - - - - - - - -  Directed
                      -------------------------------------------------------------------------------------------------------------
                         Carp    Carp            US Govt                                             Inter
                         Tech    Tech   Fixed    Money    B.B.             Equity   Inter-  MidCap   Med.    Part.   Hold
  Year Ended 12/31/98    Stk.    Stk.   Income   Market  Equity  Balanced  Index    nat'l   Equity   Bond    Loans   Acct   TOTAL
-----------------------------------------------------------------------------------------------------------------------------------
Additions to net
  assets attributed to:
Investment income:
Net appreciation
  (depreciation) in
  fair value of
  investments        $(1,227) $(14,680) $     - $     - $ 20,028  $    24  $ 6,708 $   103 $   219 $  (48) $     - $    - $ 11,127
Interest                   6        63    4,178     312        7        1        2                           1,008      3    5,580
Dividends                115     1,354                                873              107     360     99                    2,908
-----------------------------------------------------------------------------------------------------------------------------------
                      (1,106)  (13,263)   4,178     312   20,035      898    6,710     210     579     51    1,008      3   19,615
-----------------------------------------------------------------------------------------------------------------------------------
Contributions:
Company basic                    1,321      964     129    1,747      181      573      54     117     21                    5,107
Salary deferral                  1,719    2,152     208    4,773      545    1,751     189     372     65                   11,774
Participant                        322      767      90      871      142      367      22      63     19                    2,663
Rollover                            76       34      38      154       30      129      21      32      8                      522
-----------------------------------------------------------------------------------------------------------------------------------
                           -     3,438    3,917     465    7,545      898    2,820     286     584    113        -      -   20,066
-----------------------------------------------------------------------------------------------------------------------------------
Total additions       (1,106)   (9,825)   8,095     777   27,580    1,796    9,530     496   1,163    164    1,008      3   39,681
-----------------------------------------------------------------------------------------------------------------------------------

Deductions from net
  assets attributed to:
Benefits paid to
  participants           371     2,543    6,926     501    5,746      147      965      11      58     14      431   (252)  17,461
Administrative expenses    9       102      211      11      367       24       68       5      10      4                      811
-----------------------------------------------------------------------------------------------------------------------------------
Total deductions         380     2,645    7,137     512    6,113      171    1,033      16      68     18      431   (252)  18,272
-----------------------------------------------------------------------------------------------------------------------------------

Loans, net of
  repayments"                     (286)     148     (14)    (325)      63       10      30      22    (33)     385               -
Interfund transfers              8,557    1,231     509   (9,553)  (1,053)    (618)    (62)    921     68                        -
-----------------------------------------------------------------------------------------------------------------------------------
Net increase
  (decrease)          (1,486)   (4,199)   2,337     760   11,589      635    7,889     448   2,038    181      962    255   21,409


Net assets available
  for benefits:
Beginning of year      4,447    46,652   62,280   5,373   97,241    8,490   23,748   1,381   3,002  1,419   11,207     98  265,338
-----------------------------------------------------------------------------------------------------------------------------------
End of year           $2,961   $42,453  $64,617  $6,133 $108,830   $9,125  $31,637  $1,829  $5,040 $1,600  $12,169 $  353 $286,747
===================================================================================================================================




                SAVINGS  PLAN  OF  CARPENTER  TECHNOLOGY  CORPORATION
                     NOTES  TO  FINANCIAL  STATEMENTS, Continued

6.  Allocation of Changes in Assets Available for Benefits to Investment Funds:
    ---------------------------------------------------------------------------

  (dollars in thousands)

                      Non-part.                                                                                   Non-part.
                      Directed   < - - - - - - -P a  r t i c i p a n t   D i r e c t e d - - - - - - - - - - - -  Directed
                      -------------------------------------------------------------------------------------------------------------
                         Carp    Carp            US Govt                                             Inter
                         Tech    Tech   Fixed    Money    B.B.             Equity   Inter-  MidCap   Med.    Part.   Hold
  Year Ended 12/31/97    Stk.    Stk.   Income   Market  Equity  Balanced  Index    nat'l   Equity   Bond    Loans   Acct   TOTAL
-----------------------------------------------------------------------------------------------------------------------------------
Additions to net
  assets attributed to:
Investment income:
Net appreciation
  (depreciation) in
  fair value of
  investments          $1,055  $10,460 $     -  $     - $24,393 $   405   $ 5,137  $ (155) $  (152) $     - $     - $    - $ 41,143
Interest                    6       60   4,569      320       7       1         1                               872     (7)   5,829
Dividends                 122    1,232                              880                71      220       25                   2,550
------------------------------------------------------------------------------------------------------------------------------------
                        1,183   11,752   4,569      320  24,400   1,286     5,138     (84)      68       25     872     (7)  49,522
------------------------------------------------------------------------------------------------------------------------------------
Contributions:
Company basic                    1,370   1,208      162   1,670     172       498      19       30        5                   5,134
Salary deferral                  1,655   2,589      247   4,387     509     1,507      62       83       17                  11,056
Participant                        271     873      101     786     130       310      18       28        8                   2,525
Rollover                            59       5        7     153      23        63      11       46                              367
------------------------------------------------------------------------------------------------------------------------------------
                            -    3,355   4,675      517   6,996     834     2,378     110      187       30       -      -   19,082
------------------------------------------------------------------------------------------------------------------------------------
Total additions         1,183   15,107   9,244      837  31,396   2,120     7,516      26      255       55     872     (7)  68,604
------------------------------------------------------------------------------------------------------------------------------------

Deductions from net
  assets attributed to:
Benefits paid to
  participants            302    1,803   5,913      776   3,142     127       491       5       12        3     126    (76)  12,624
Administrative expenses    13      130     262       21     463      20        72       1        2        1                     985
------------------------------------------------------------------------------------------------------------------------------------
Total deductions          315    1,933   6,175      797   3,605     147       563       6       14        4     126    (76)  13,609
------------------------------------------------------------------------------------------------------------------------------------
Loans, net of repayments          (300)    (85)     (24)     59      23        32                         1     294               -
Interfund transfers             (3,489)(11,291)    (832)  4,867     862     4,394   1,361    2,761    1,367                       -
------------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease)   868    9,385  (8,307)    (816) 32,717   2,858    11,379   1,381    3,002    1,419   1,040     69   54,995

Net assets available
  for benefits:
Beginning of year       3,579   37,267  70,587    6,189  64,524   5,632    12,369                            10,167     29  210,343
------------------------------------------------------------------------------------------------------------------------------------
End of year            $4,447  $46,652 $62,280   $5,373 $97,241  $8,490   $23,748  $1,381   $3,002   $1,419 $11,207 $   98 $265,338
====================================================================================================================================




             Savings Plan of Carpenter Technology Corporation
        Line 27(a) - Schedule of Assets Held for Investment Purposes
                            December 31, 1998




(A)   (B)                         (C) Description of investment,
                                      including                       (D)         (E)
      Identity of issue, borrower,    maturity date, rate of
      lessor or similar party         interest, collateral,                      Current
                                      par or maturity value           Cost       Value
--------------------------------------------------------------------------------------------
      Selection Fund               Common / Collective Trust       $55,750,730  $55,750,730
--------------------------------------------------------------------------------------------
*     Carp. Tech. Corp.
        Common Stock               Corporate Stocks - Common       $45,655,686  $44,454,256
--------------------------------------------------------------------------------------------
      Barclays Equity
        Index Fund                 Registered Investment Company   $20,420,147  $31,698,385
--------------------------------------------------------------------------------------------
      Putnam Income Fund           Registered Investment Company    $1,630,771   $1,596,604
--------------------------------------------------------------------------------------------
      Putnam Vista Fund            Registered Investment Company    $4,910,207   $5,049,667
--------------------------------------------------------------------------------------------
      Euro Pac Growth Fund         Registered Investment Company    $1,833,086   $1,822,688
--------------------------------------------------------------------------------------------
      Participant Loans            Loans to Participants -
                                     interest rate range                    $0  $12,105,460
                                     6.74% to 11.5%;
                                   no loans due past 12/1/08
--------------------------------------------------------------------------------------------
      American Balanced Fund       Registered Investment Company    $8,676,401   $9,100,446
--------------------------------------------------------------------------------------------
      Matrix Stock Fund            Registered Investment Company   $52,431,119 $108,776,591
--------------------------------------------------------------------------------------------
*     State Street Bank
        and Trust Company
        Government Short Term
        Investment Fund            Interest Bearing Cash            $5,899,115   $5,899,115
--------------------------------------------------------------------------------------------
*     State Street Bank
        and Trust Company
        Short Term Investment
        Fund                       Interest Bearing Cash           $10,095,000  $10,095,000
--------------------------------------------------------------------------------------------

* Party-in-Interest



             Savings Plan of Carpenter Technology Corporation
         Line 27(b) - Schedule of Loans or Fixed Income Obligations
                            December 31, 1998



(A)  (B)                    (C)        (D)           (E)          (F)                   (G)                       (H)         (I)
     Identity and         Original   Principal     Interest      Unpaid         Description of loan            Principal   Interest
     Address of            amount    received      received      balance                                       overdue at  overdue
     Obligor              of loan   during year   during year    @ EOY    (origin date-maturity date-interest   year end   at year
                                                                                                       rate)                  end
-----------------------------------------------------------------------------------------------------------------------------------
     BRANTLEY, MARILYN      $1,301     $346.86       $71.46      $976.41    1998-03-31      2000-05-01    9.50    $44.78     $0.00
     PO Box 439
     Elloree SC  29047
-----------------------------------------------------------------------------------------------------------------------------------
     FALVEY, ROBERT        $11,652   $1,598.66      $641.04    $7,622.61    1996-08-28      2001-11-01    9.25   $184.54     $8.74
     614 Grill Ave
     Shillington PA  19607
----------------------------------------------------------------------------------------------------------------------------------
     RAMSEY, MARTIN G.      $5,820     $410.34        $8.70       $99.05    1993-03-31      1998-11-01    7.74    $99.05     $0.63
     919 Carsonia Ave
     Reading PA  19606
-----------------------------------------------------------------------------------------------------------------------------------
     MURPHY, RONALD J.      $5,410     $737.51      $164.41    $2,274.21    1995-05-11      2000-08-01    9.16   $191.48    $33.98
     134 Brier City Road
     Pottsville PA  17901
-----------------------------------------------------------------------------------------------------------------------------------
     MURPHY, RONALD J.      $8,694     $988.95      $471.85    $6,889.44    1997-04-01      2002-07-01    9.50   $257.12   $108.06
     134 Brier City Road
     Pottsville PA  17901
-----------------------------------------------------------------------------------------------------------------------------------
     ALBRECHT, LISA M.     $13,000      $65.31      $102.91   $12,934.69    1998-09-24      2008-10-01    9.50    $65.83    $102.39
     3044 Linda Lane
     Sinking Spring PA  19608
-----------------------------------------------------------------------------------------------------------------------------------
     CHAPMAN, RICHARD H.   $11,000      $57.09      $173.93   $10,942.91    1998-07-02      2003-10-01    9.50   $260.82     $85.71
     RD#1  911 Sunbury Rd
     Pottsville PA  17901
-----------------------------------------------------------------------------------------------------------------------------------
     CHAPMAN, RICHARD H.    $7,500   $1,023.77      $444.51    $5,239.16    1996-11-12      2002-02-01    9.25   $195.12     $39.78
     RD#1  911 Sunbury Rd
     Pottsville PA  17901
-----------------------------------------------------------------------------------------------------------------------------------



             Savings Plan of Carpenter Technology Corporation
        Line 27(b) - Schedule of Loans or Fixed Income Obligations
                           December 31, 1998



(A)  (B)                    (C)        (D)           (E)          (F)                   (G)                       (H)         (I)
     Identity and         Original   Principal     Interest      Unpaid         Description of loan            Principal   Interest
     Address of            amount    received      received      balance                                       overdue at  overdue
     Obligor              of loan   during year   during year    @ EOY    (origin date-maturity date-interest  year end   at year
                                                                                                       rate)                 end
----------------------------------------------------------------------------------------------------------------------------------
     DRUPP JR, EARL W.      $7,000       $0.00        $0.00    $9,000.00     1998-08-25   2003-10-01    9.50    $183.94    $110.10
     RR4  Box 9
     Birdsboro PA  19508
-----------------------------------------------------------------------------------------------------------------------------------
     ZEIBER, RALPH G.       $7,000   $1,226.86      $260.93    $2,235.45     1995-08-10   1999-10-01    9.25    $123.42      $0.00
     610 El Hateo Drive
     Temple PA  19560
-----------------------------------------------------------------------------------------------------------------------------------
     PORR, TIMOTHY D.      $19,500       $0.00        $0.00   $19,500.00     1998-10-19   2002-11-01    9.50    $335.53    $154.37
     534 E Linden St
     Fleetwood PA  19522
-----------------------------------------------------------------------------------------------------------------------------------
     PORR, TIMOTHY D.       $7,800   $1,766.66      $252.07    $2,300.33     1995-10-10   1999-12-01    8.50    $230.22     $15.91
     534 E Linden St
     Fleetwood PA  19522
-----------------------------------------------------------------------------------------------------------------------------------
     ADAM, BRIAN K.         $9,222     $270.36       $57.92    $9,222.00     1998-09-25   2003-10-01    9.50    $242.31    $145.05
     440 Stone Edge Circle
     Lenhartsville PA  19534
-----------------------------------------------------------------------------------------------------------------------------------
     BUNN, DAVID R.        $13,000     $527.32      $226.73    $8,880.14     1996-03-26   2002-01-01    7.68    $286.10     $56.31
     932 Hamilton Pl
     Reading PA  19610
----------------------------------------------------------------------------------------------------------------------------------
     BALTHASER, CHRISTOPHER $1,000     $406.25       $32.20      $155.85     1996-10-03   1999-03-31    9.25     $38.65      $1.20
     102 Kohler Rd
     Kutztown PA  19530
-----------------------------------------------------------------------------------------------------------------------------------
     SCHWARTZ, BRIAN P.    $25,000       $0.00       $50.00   $25,000.00     1998-06-15   2003-10-01    9.50    $656.87    $343.23
     2030 Butter Lane
     Reading PA  19606
-----------------------------------------------------------------------------------------------------------------------------------


             Savings Plan of Carpenter Technology Corporation
        Line 27(b) - Schedule of Loans or Fixed Income Obligations
                           December 31, 1998


(A)  (B)                    (C)        (D)           (E)          (F)                   (G)                       (H)         (I)
     Identity and         Original   Principal     Interest      Unpaid         Description of loan            Principal   Interest
     Address of            amount    received      received      balance                                       overdue at  overdue
     Obligor              of loan   during year   during year    @ EOY    (origin date-maturity date-interest) year end   at year
                                                                                                        rate)                end
-----------------------------------------------------------------------------------------------------------------------------------
     HOFFMAN, FRANK M.     $14,510      $11.96       $76.53    $10,767.45    1994-10-20   2005-05-01   8.12     $208.94    $145.00
     2435 Running Bear Cove
     Auburn PA  17922
-----------------------------------------------------------------------------------------------------------------------------------
     GILMORE, CHARLES P.    $2,200   $1,232.14       $65.14       $967.86    1998-06-01   1999-03-01   9.50     $162.16      $0.00
     1312 Buttonwood St
     Reading PA  19604
----------------------------------------------------------------------------------------------------------------------------------
     SCHLOUCH, JEFFREY L.   $4,000   $1,804.16      $119.44       $453.63    1996-12-30   1999-01-01   9.25     $272.01      $2.79
     RR4  Box 4356
     Mohnton PA  19540
-----------------------------------------------------------------------------------------------------------------------------------
     HUFFORD, RICHARD A.    $5,000     $930.17      $322.63     $3,349.48    1996-11-14   2001-12-31   9.25      $78.59     $25.81
     484 N End Rd
     Mohrsville PA  19541
----------------------------------------------------------------------------------------------------------------------------------
     TORRES, ROBERT L.      $4,200      $61.54       $31.55     $3,416.01    1995-11-30   2002-10-01   8.50      $61.98     $17.27
     1109 Scott St
     Reading PA  19611
----------------------------------------------------------------------------------------------------------------------------------
     TORRES, ROBERT L.      $2,000      $78.04        $2.87       $196.30    1994-04-20   1999-03-01   7.07      $42.73      $0.00
     1109 Scott St
     Reading PA  19611
-----------------------------------------------------------------------------------------------------------------------------------
     CLEMAS JR, JOSEPH E.   $1,500     $668.06       $89.56       $659.55    1997-08-18   1999-09-01   9.50     $659.55      $5.21
     855 Jacks Lane

-----------------------------------------------------------------------------------------------------------------------------------
     ALBRECHT, MARK A.     $14,000      $70.33      $110.83    $13,929.67    1998-09-24   2008-10-01   9.50      $70.89    $110.27
     3044 Linda Lane
     Sinking Spring PA  19608
-----------------------------------------------------------------------------------------------------------------------------------


             Savings Plan of Carpenter Technology Corporation
        Line 27(b) - Schedule of Loans or Fixed Income Obligations
                           December 31, 1998


(A)  (B)                    (C)        (D)           (E)          (F)                   (G)                       (H)         (I)
     Identity and         Original   Principal     Interest      Unpaid         Description of loan            Principal   Interest
     Address of            amount    received      received      balance                                       overdue at  overdue
     Obligor              of loan   during year   during year    @ EOY    (origin date-maturity date-interest   year end   at year
                                                                                                       rate)                   end
-----------------------------------------------------------------------------------------------------------------------------------
     KEHR, JOHN E.          $1,000        $160.28     $42.52     $549.37    1996-03-05   2001-04-01    8.00      $33.35       7.21
     134 N 4th St
     Reading, Pa  19611
-----------------------------------------------------------------------------------------------------------------------------------
     SHALTERS, JULIE P.     $1,000         $98.45     $44.77     $403.68    1991-08-31   2001-09-01   10.74      $16.89      $3.55
     4230 Hunters Run Blvd
     Reading, Pa  19606
-----------------------------------------------------------------------------------------------------------------------------------
     MOHOSKI, MARTIN       $15,000        $997.13    $578.07  $14,002.87    1998-05-27   2003-06-01    9.50     $204.18    $110.84
     632 Old State Rd
     Oley PA  19547
-----------------------------------------------------------------------------------------------------------------------------------
     STEVENSON, JEFFREY L. $18,000      $3,018.59  $1,115.65  $11,490.54    1996-09-27   2001-10-31    9.25     $287.27     $88.57
     102 New Holland Ave
     Shillington PA  19607
-----------------------------------------------------------------------------------------------------------------------------------
     TAIT, RANDOLPH M.      $5,000        $961.88    $180.14   $1,650.61    1995-03-07   2000-04-01    9.01      $91.43     $12.39
     2385 New Holland Rd
     Reading PA  19607
-----------------------------------------------------------------------------------------------------------------------------------
     SWEITZER, JAMES L.    $10,000      $1,533.64    $776.58   $8,070.67    1997-08-29   2002-09-01    9.50     $146.13     $63.89
     15 Telford Ave
     West Lawn PA  19609
-----------------------------------------------------------------------------------------------------------------------------------
     PICCONE, DAVID N.     $10,708      $1,322.58    $751.52   $9,104.05    1997-09-29   2002-11-01    9.50     $306.85     $92.93
     212 Carriage Dr
     Wernersville PA  19565
-----------------------------------------------------------------------------------------------------------------------------------
     PICCONE, DAVID N.      $4,950        $783.74    $196.50   $2,137.12    1995-06-27   2000-09-01    9.25     $140.66     $16.06
     212 Carriage Dr
     Wernersville PA  19565
-----------------------------------------------------------------------------------------------------------------------------------


             Savings Plan of Carpenter Technology Corporation
        Line 27(b) - Schedule of Loans or Fixed Income Obligations
                           December 31, 1998

(A)  (B)                    (C)        (D)           (E)          (F)                   (G)                       (H)         (I)
     Identity and         Original   Principal     Interest      Unpaid         Description of loan            Principal   Interest
     Address of            amount    received      received      balance                                       overdue at  overdue
     Obligor              of loan   during year   during year    @ EOY    (origin date-maturity date-interest   year end   at year
                                                                                                       rate)                  end
-----------------------------------------------------------------------------------------------------------------------------------
     SUDLER JR, EDWARD T.  $15,599    $1,515.22     $941.93    $14,083.78    1998-03-13   2003-04-01    9.50     $163.79     $0.00
     337 Hollenbach St
     Reading PA  19601
----------------------------------------------------------------------------------------------------------------------------------
     SUDLER JR, EDWARD T.   $4,000      $825.40     $104.72       $895.47    1994-09-19   1999-11-01    7.88      $40.44     $0.00
     337 Hollenbach St
     Reading PA  19601
-----------------------------------------------------------------------------------------------------------------------------------
     WILLIAMS, BOBBY D.     $3,000      $341.66      $52.74     $2,079.17    1997-06-27   2000-03-01    9.50     $243.55    $31.95
     RR 3  Box 3804
     Mohnton PA  19540
-----------------------------------------------------------------------------------------------------------------------------------
     WILLIAMS, BOBBY D.     $5,000      $224.12      $86.88     $3,658.89    1996-07-08   2002-04-01    9.25     $152.99    $55.81
     RR 3  Box 3804
     Mohnton PA  19540
-----------------------------------------------------------------------------------------------------------------------------------
     HARMON, ROGER          $1,900      $160.66      $27.72       $753.38    1996-10-09   1999-07-01    9.25     $163.06    $10.98
     RR 3  Box 1142
     Saint Matthews SC  29135
----------------------------------------------------------------------------------------------------------------------------------
     HARMON, ROGER            $853       $75.27      $18.26       $579.36    1997-05-05   2000-02-01    9.50      $69.45     $8.99
     RR 3  Box 1142
     Saint Matthews SC  29135
-----------------------------------------------------------------------------------------------------------------------------------
     PORTER, SAVANA W.      $2,941      $315.63     $143.41     $2,941.00    1998-09-25   2003-10-01    9.50      $77.29    $46.25
     5910 Fern Hollow Ct
     Katy TX  77449
----------------------------------------------------------------------------------------------------------------------------------
     INOUYE, JUNJI J.      $10,000    $1,869.90     $489.44     $4,738.27    1995-11-16   2001-01-01    8.50     $102.60     $0.00
     5707 Robusto Rd
     San Diego CA  92124
-----------------------------------------------------------------------------------------------------------------------------------


            Savings Plan of Carpenter Technology Corporation
        Line 27(b) - Schedule of Loans or Fixed Income Obligations
                           December 31, 1998

(A)  (B)                    (C)        (D)           (E)          (F)                   (G)                       (H)         (I)
     Identity and         Original   Principal     Interest      Unpaid         Description of loan            Principal   Interest
     Address of            amount    received      received      balance                                       overdue at  overdue
     Obligor              of loan   during year   during year    @ EOY    (origin date-maturity date-interest   year end   at year
                                                                                                       rate)                  end
-----------------------------------------------------------------------------------------------------------------------------------
     HIGGS, NATHANIEL        $4,120   $1,018.29      $271.66    $2,008.98      1995-09-06   2001-01-01   8.50    $141.10    $27.96
     1522 Mary Lou Street
     San Diego CA  92102
----------------------------------------------------------------------------------------------------------------------------------
     SHIPP, CHRISTOPHER     $22,000      $56.86      $174.16   $21,943.14      1998-10-26   2003-11-01   9.50    $231.02     $0.00
     12405 Royal Rd
     El Cajon CA 92021
-----------------------------------------------------------------------------------------------------------------------------------
     GARCIA, MIGUEL A.      $13,000     $946.31      $495.95    $7,210.53      1993-03-31   2003-06-01   7.74    $148.71    $46.25
     10145 Ranchitos Pl
     Lakeside CA  92040
----------------------------------------------------------------------------------------------------------------------------------
     GARCIA, MIGUEL A.       $2,900     $445.11      $170.01    $2,454.89      1998-01-12   2001-08-01   9.50     $86.82    $19.26
     10145 Ranchitos Pl
     Lakeside CA  92040
----------------------------------------------------------------------------------------------------------------------------------
     ROSADO SR, LUIS A.      $4,732     $438.87      $214.97    $4,293.13      1998-03-27   2002-05-01   9.50    $170.47    $67.29
     223 Linden St
     Reading PA  19604
----------------------------------------------------------------------------------------------------------------------------------
     ROSADO SR, LUIS A.      $2,000     $275.96      $120.76    $1,422.78      1996-12-24   2002-02-01   9.25     $61.84    $21.68
     223 Linden St
     Reading PA  19604
-----------------------------------------------------------------------------------------------------------------------------------
     HICKS, COURTNEY D.        $500      $22.15        $3.95      $477.85      1998-10-29   1999-09-01   9.50     $26.10     $0.00
     3628 Stockman St
     National City CA  91950
-----------------------------------------------------------------------------------------------------------------------------------





        Savings Plan of Carpenter Technology Corporation
        Line 27(d) - Schedule of Reportable Transactions for the year ended December 31, 1998



(A)                     (B)                           (C)           (D)         (F)            (G)        (H)             (I)
                        Description of Asset          Purchase      Selling     Expense        Cost of    Current Value   Net gain
Identity of Party       (include interest rate and     Price         Price      Incurred w/     Asset     of Asset on     or (loss)
   Involved             maturity in case of a loan                              Transaction               Transaction
                                                                                Date
State Street Bank
  and Trust
  Company Government
  Short Term
  Investment Fund       Interest Bearing Cash        $30,239,322            $-      $-       $30,239,322  $30,239,322           $-

State Street Bank
  and Trust
  Company Government
  Short Term
  Investment Fund       Interest Bearing Cash                 $-   $25,556,880      $-       $25,556,880  $25,556,880           $-

Carpenter Technology
  Corporation
  Common Stock          Corporate Stocks - Common             $-   $21,328,289      $-       $20,226,276  $21,328,289   $1,102,013

State Street Bank
  and Trust
  Company Short Term
  Investment Fund       Interest Bearing Cash        $47,964,416            $-      $-       $47,964,416  $47,964,416           $-

State Street Bank
  and Trust
  Company Short Term
  Investment Fund       Interest Bearing Cash                 $-   $47,748,132      $-       $47,748,132  $47,748,132           $-

Selection Fund          Common / Collective Trust     $9,155,475            $-      $-        $9,155,475   $9,155,475           $-

Selection Fund          Common / Collective Trust             $-   $11,589,696      $-       $11,589,696  $11,589,696           $-




                        CONSENT OF INDEPENDENT ACCOUNTANTS



We consent to the incorporation by reference in the Registration Statement of Carpenter Technology Corporation on Form S-8 (number 2-83780) of our report dated April 9, 1999 on our audits of the financial statements of the Savings Plan of Carpenter Technology Corporation as of December 31, 1998 and 1997 and for the two years ended December 31, 1998 and 1997, which report is included in this Annual Report on Form 11-K.







PRICEWATERHOUSECOOPERS
June 30, 1999